                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            SALEX HOLDING CORPORATION
                            -------------------------
                                (Name of Issuer)

               Series D Preferred Stock, $.01 Par Value Per Share
               --------------------------------------------------
                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)


                            794668103 (Common Stock)
                            ---------
                                 (CUSIP Number)

                                 Michael J. Nita
                             Shanley & Fisher, P.C.
                               131 Madison Avenue
                        Morristown, New Jersey 07962-1979
                                 (973) 285-1000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Pershing Sun
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER . . . . . . . . . . . . 0
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER . . . . . . . 1,322,236*
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER. . . . . . . . . . 0
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER. . . . . 1,322,236*
   WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,322,236*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 8.52% of Voting Stock       Approximately 11.56% of Common Stock
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Includes stock options to purchase 37,976 shares of Common Stock, and 212 shares of Series B Convertible Preferred Stock convertible into 436,531 shares of Common Stock.

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Betty Sun
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------

  NUMBER OF                (7)      SOLE VOTING POWER . . . . . . . . . . . . 0
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER . . . . . . . 1,322,236*
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER. . . . . . . . . . 0
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER. . . . . 1,322,236*
   WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,322,236*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 8.52% of Voting Stock       Approximately 11.56% of Common Stock
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Includes 847,729 shares of Common Stock, stock options to purchase 37,976 shares of Common Stock, and 212 shares of Series B Convertible Preferred Stock convertible into 436,531 shares of Common Stock, all held in the name of Pershing Sun, the husband of Betty Sun.

Item 1.  Security and Issuer
-------  -------------------

                  The securities to which this statement relates are shares of the Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") and shares of common stock, par value $.01 per share (the "Common Stock"), of Salex Holding Corporation, a Delaware corporation, formerly known as Synergistic Holdings Corp. (the "Issuer").

                  The principal executive offices of the Issuer are located at 50 Laser Court, Hauppauge, New York 11788.

Item 2.  Identity and Background
-------  -----------------------

                  Pershing Sun is currently employed as the President of the Issuer and is a Director of the Issuer. Betty Sun is a consultant to the Issuer under a consulting agreement. The business address of both Pershing Sun and Betty Sun is 50 Laser Court, Hauppauge, New York 11788. Pershing Sun and Betty Sun are husband and wife.

                  During the last five years, neither Mr. Sun nor Mrs. Sun has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Sun and Mrs. Sun are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

                  On November 12, 1998, the Issuer entered into an agreement dated as of October 26, 1998 (the "Agreement") by and among Pershing Sun, the President and a director of the Issuer, Betty Sun, the wife of Pershing Sun, Hillcrest Holdings, L.L.C., a Delaware limited liability company controlled by Pershing Sun and Betty Sun ("Hillcrest"), Salvatore Crimi, the Chairman and Chief Executive Officer of the Issuer, and Angelo Crimi, a director and officer of the Issuer. Pursuant to the terms of the Agreement, the Issuer and Betty Sun have cancelled 125,000 shares of Series D Convertible Preferred Stock (the "Shares") previously issued to Betty Sun for an aggregate purchase price of $126,250 (the "Purchase Price"). The Purchase Price was repaid to Betty Sun through the issuance of a check to Betty Sun in the amount of $1,250 and the cancellation by the Issuer of a promissory note (the "Promissory Note") in the aggregate principal amount of $125,000 made by Betty Sun in favor of the Issuer. In addition, the Issuer and Betty Sun agreed to cancel the following agreements:
(i) a stock pledge agreement, dated as of July 24, 1998 relating to the pledge by Betty Sun of the Shares to secure her obligations under the Promissory Note and (ii) a registration rights agreement, dated July 24, 1998, relating to the shares of Common Stock of the Company issuable upon conversion of the Shares. Prior to the cancellation of the Shares, Betty Sun and Pershing Sun beneficially owned approximately 49.3% of the outstanding shares of stock of the Issuer entitled to vote on matters submitted to stockholders. As a result of the cancellation, Pershing Sun and Betty Sun now own approximately 8.52% of the outstanding shares of stock of the Issuer entitled to vote on matters submitted to stockholders.

                  Pursuant to the terms of the Agreement, the Issuer and Hillcrest have terminated their letter agreement between the Issuer and Hillcrest dated July 24, 1998 (the "Hillcrest Letter Agreement") to purchase substantially all of the assets of the Issuer.

               Pursuant to the terms of the Agreement, the Issuer and Betty Sun have terminated the consulting agreement dated as of July 24, 1998 between the Issuer and Mrs. Sun (the "Consulting Agreement"). Mrs. Sun further agreed to cancel a promissory note in the aggregate principal amount of $126,000 issued to Mrs. Sun by the Company pursuant to the terms of the consulting agreement as consideration for past services.

               Simultaneously, with the cancellation of the Consulting Agreement, the Issuer and Betty Sun agreed to enter into a new consulting agreement whereby Betty Sun shall serve as a consultant to the Issuer for a term of one year (which term is deemed to have commenced on June 20, 1998). Mrs. Sun shall be compensated for her services at the annual rate of $75,000, payable in biweekly installments, except that the portion of Mrs. Sun's compensation which relates to the services rendered by Mrs. Sun from June 20, 1998 to the date of the Agreement is payable to Mrs. Sun in a single cash payment payable upon the execution of the Agreement.

Item 4.  Purpose of Transaction
-------  ----------------------

               See Item 3 above.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

               (a) Pershing and Betty Sun are the beneficial owners of 1,322,236 shares of Common Stock, which represents approximately 8.52% of the outstanding shares of stock of the Issuer entitled to vote on matters submitted to shareholders and approximately 11.56% of the Common Stock. The shares of Common Stock beneficially owned by Pershing and Betty Sun include: (i) 847,729 shares of Common Stock held in the name of Pershing Sun, (ii) 37,976 shares of Common Stock issuable upon exercise of stock options held in the name of Pershing Sun and (iii) 436,531 shares of Common Stock issuable upon exercise of 212 shares of Series B Convertible Preferred Stock (current voting power equivalent to 436,531 shares of stock) held in the name of Pershing Sun.

               (b) Number of shares of Common Stock as to which Pershing Sun and Betty Sun have:

                   (i)   Sole power to vote or direct the vote:  0

                   (ii)  Shared power to direct the vote:  1,322,236

                   (iii) Sole power to dispose or to direct the disposition:  0

                   (iv)  Shared power to dispose or to direct the disposition:
                         1,322,236

               (c) Except as described in this Statement of this Schedule 13D, neither Pershing Sun nor Betty Sun has had any transactions in Common Stock of the Issuer during the last 60 days.

               (d) None.

               (e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships With
-------  -------------------------------------------------------------
         Respect to Securities of The Issuer
         -------------------------------------------------------------

               None, other than described herein.

Item 7.    Material to be Filed as Exhibits
-------    --------------------------------

Exhibit 1 Agreement, dated as of October 26, 1998, by and among Issuer, Pershing Sun, Betty Sun, Hillcrest Holdings, L.L.C., Salvatore Crimi, and Angelo Crimi
Exhibit 2  Statement as to Joint Filing



                                    SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998

                                         /s/ Pershing Sun
                                         ---------------------------------------
                                             Pershing Sun


                                         /s/ Betty Sun
                                         ---------------------------------------
                                             Betty Sun

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                                INDEX TO EXHIBITS

Exhibit Number             Description
--------------             -----------
     1              Agreement, dated as of October 26, 1998, by and among
                    Issuer, Pershing Sun, Betty Sun, Hillcrest Holdings, L.L.C.,
                    Salvatore Crimi, and Angelo Crimi
     2              Statement as to Joint Filing